Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

January 30, 2019

Katherine Bagley U.S. Securities & Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549

Re:	CM Seven Star Acquisition Corporation Preliminary Proxy Statement on Schedule 14A Filed November 21, 2018 File No. 001-38261

Dear Ms. Bagley:

On behalf of our client, CM Seven Star Acquisition Corporation (“CM Seven Star” or the “Company”), we hereby provide a response to the comments issued in a letter dated December 19, 2018 (the “Staff’s Letter”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). Contemporaneously, we are submitting the amended Preliminary Proxy Statement via Edgar (the “Amended Proxy Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Proxy Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Questions and Answers About the Proposals for CM Seven Star Shareholders “What vote is required to approve the Proposals?”, page 3

1.	Please clearly disclose whether the approval of each proposal is conditioned upon the proposal of the other proposals. For example, please clearly disclose the consequences of shareholders approving the Business Combination Proposal, but not the Authorized Share Increase Proposal.

Response: This disclosure has been added on page 3 of the Amended Proxy Statement.

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Katherine Bagley January 30, 2019 Page 2

Summary of the Proxy Statement, page 7

2.	Please provide the basis for your statement that Renren is a “leader” in China’s internet industry.

Response: The disclosure on pages 8 and 145 of the Amended Proxy Statement has been revised to indicate that Renren is a pioneer in China’s internet industry. Renren has advised the Company that Renren believes it is a pioneer in China’s internet industry based on its early and extensive participation in such industry. Renren was founded in 2002 and operated a leading social networking service in China. Renren’s initiatives, such as Kaixin and a live-streaming service developed by Renren, demonstrate its continued role in this industry. Although recent developments have resulted in a reduction in activity on its social networking platform, and Renren has disposed of the platform, Renren still considers itself a pioneer in China’s internet industry.

The Business Combination and Share Exchange Agreement

Business Combination with Kaixin; Business Combination Consideration, page 8

3.	We note your disclosure that CM Seven Star will acquire 100% of the issued and outstanding securities of Kaixin, in exchange for approximately 28.3 million ordinary shares of CM Seven Star. Please revise your filing to prominently disclose the per share exchange ratio and revise the “Background of the Business Combination” section to discuss how you determined the number of shares of CM Seven Star to be issued to each holder of Kaixin shares.

Response: The disclosure throughout the Amended Proxy Statement has been revised to reflect an exchange ratio of one CM Seven Star share for every 4.85 outstanding Kaixin shares. The disclosure on page 80 of the Amended Proxy Statement has been revised to clarify how the number of shares to be issued was determined.

Anticipated Accounting Treatment, page 12

4.	Your disclosure on page 12 that you will account for the Business Combination under the acquisition method of accounting differs from your disclosure on page 133 that the net assets of CM Seven will be stated at historical cost with no goodwill or other intangible assets recorded. Please revise for consistency.

Response: The disclosure on pages 12 and 133 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

Kaixin Auto Group Summary Financial Information

Non-GAAP Measure, page 15

5.	We note your calculation of Adjusted EBITDA adds back interest cost and expenses. Please revise your disclosures regarding this non-GAAP measure to better explain to your investors what is represented by “interest cost” and whether and where such amounts are reflected in your GAAP financial statements.

Katherine Bagley January 30, 2019 Page 3

Response: The disclosure on page 15 and 129 of the Amended Proxy Statement has been revised to clarify that interest (income) expense is one of the line items added to net loss in the calculation of Kaixin’s Adjusted EBITDA.

Summary Operating Data, page 16

6.	We note your metrics regarding GMV. Please revise your definition of GM to clarify whether you are including the full sales price of cars sourced from the Affiliated Network Dealers in the GMV measure or whether you are including a proportional amount of the sale price in GMV. If you are including a proportional amount of sales price from cars sourced from the Affiliated Network Dealers in the GMV measure, please revise your definition of GMV to better explain how this proportional amount is calculated. Lastly, clarify for us how you concluded in footnote (2) to this table that cars sourced from Affiliated Network Dealers were immaterial for the periods presented given that it appears GMV for the six months ended December 31, 2017, and June 30, 2018, significantly exceeds your automobile sales revenue for the year ended December 31, 2017 and six months ended June 30, 2018.

Response: The disclosure on page 16 of the Amended Proxy Statement has been revised to clarify that the full sales price of cars sourced from the Affiliated Network Dealers is included in GMV. Accordingly, GMV exceeds Kaixin’s automobile sales revenue because it includes the sales price of relevant automobiles, including those sourced by Affiliated Network Dealers, on a gross basis, while the corresponding revenue was recognized on a net basis. Further, GMV includes value added tax, which is not included in Kaixin’s revenues.

Kaixin concluded that cars sourced from Affiliated Network Dealers were immaterial for the periods presented since such program began in the first quarter of 2018 and only approximately 1% of the total GMV in the first quarter of 2018 was from Affiliated Network Dealers.

Risk Factors

Risks Relating to Kaixin’s Business and Industry

“Kaixin’s Dealerships conduct many aspects of its business, and Kaixin faces risks . . .”, page 20

7.	We note your disclosure that, pursuant to the business combination, Kaixin has agreed to transfer its current Ji’nan Dealership to Renren, and that, based on the notice from local police to the Ji’nan Dealership, certain of Kaixin’s assets are not permitted to be disposed of pursuant to the investigation. Please disclose whether the Ji’nan Dealership investigation will impact Kaixin’s ability to transfer the dealership to Renren pursuant to the business combination. Please also disclose the risks associated with Kaixin’s potential inability to transfer the Ji’nan Dealership, including the impact this could have upon the consummation of the business combination.

Katherine Bagley January 30, 2019 Page 4

Response: The Ji’nan Dealership’s 30% shareholder, and his wholly owned entity, are involved in several lawsuits, as well as being the target of the local police investigation, which we understand does not relate to the Ji’nan Dealership. As a result, some of their assets have been blocked or “sealed” by the court. Because Shanghai Jieying has certain vehicles stored in the same location as those sealed assets, those vehicles have also effectively been sealed, and cannot be transferred or disposed of until the seal is lifted.

Shanghai Jieying, as the holder of 70% of the equity of the Ji’nan Dealership and the outright holder of its business and assets, entered into a Business and Assets Transfer Agreement and an Equity Transfer Agreement with Beijing Qianxiang Wangjing Technology Development Co., Ltd., a wholly owned subsidiary of Renren, in November 2018 regarding the transfer of certain assets, including the sealed vehicles. In January 2019, the parties entered into a Supplemental Agreement, pursuant to which the sealed vehicles are excluded from the assets to be transferred under the agreement. Both parties have subsequently confirmed that the transfer of all the other assets contemplated by the Business and Assets Transfer Agreement has been completed. The equity transfer between Shanghai Jieying and Qianxiang Wangjing for the equity interest of the Ji’nan Dealership, including registration with the local authorities, has also been completed without issue. As a result, the transfer of the Ji’nan Dealership from Kaixin to Renren has been completed.

Risk Factors

“Other dealers with which Dealerships collaborate could take actions that could harm Kaixin’s business and that of its Dealerships.”, page 21

8.	Please refer to your disclosure that certain Dealership operators may elect to cooperate with third parties to develop and operate Dealership Outlets, and you are not a party to such agreements. Please tell us in more detail how this third party Dealership Outlet program works in connection with your existing Dealerships and/or Dealership operators. Additionally, since most of the references to Dealership Outlets in your filing appear to refer to your own operations from which you generate revenue, please revise your filing as needed to clarify the existence of any third party Dealership Outlets and whether they impact any of the operating or financial metrics disclosed in your filing. If you own all existing Dealership Outlets and this risk factor is referring to a possible future event, please revise this risk factor to clarify as such.

Response: The disclosure on page 21 of the Amended Proxy Statement has been revised to clarify that this is a risk regarding a potential future business arrangement, and, to Kaixin’s knowledge, none were historically, nor are any currently, in effect. Therefore, Kaixin believes that such arrangements do not impact Kaixin’s historical financial or operating data.

Katherine Bagley January 30, 2019 Page 5

Risks Relating to the Business Combination

“CM Seven Star will be required to meet the initial listing requirements . . . “, page 63

9.	We note your disclosure that you will be required to meet the initial listing requirements to be listed on Nasdaq, but it appears from your disclosures elsewhere that your ordinary shares, warrants, rights, and units are already listed on Nasdaq. Please revise for consistency, or tell us why you have included this risk factor.

Response: Although the Company is currently listed on Nasdaq, Nasdaq rules for special purpose acquisition companies require the combined company to meet initial listing requirements at the time of a business combination. The risk factor disclosure on page 63 has been revised to clarify the Nasdaq requirements.

The Business Combination Proposal

Background of the Business Combination, page 75

10.	You disclose throughout your background section that EarlyBirdCapital was present at meetings evaluating potential targets and that your “executive team and board consulted with EarlyBirdCapital about the consideration being paid to acquire Kaixin and about the strength of the company on an EV/Earnout EBITDA and EV/Earnout Revenues valuation basis and growth basis, in comparison to the publicly listed similar businesses reviewed.” Please clearly disclose the relationship of EarlyBirdCapital to CM Seven Star throughout the negotiation of the business combination. We also note your disclosure that no reports as to the valuation of Kaixin were produced by any of your advisors; however, if EarlyBirdCapital provided an opinion, report, or appraisal to your board or executive team, please revise to provide the information required by Item 1015(b)(3)-(6) of Regulation M-A.

Response: EarlyBirdCapital was engaged by CM Seven Star to assist CM Seven Star in connection with the initial business combination pursuant to a business combination marketing agreement that was signed at the closing of CM Seven Star’s initial public offering. The business combination marketing agreement provides for EarlyBirdCapital to support and assist CM Seven Star in connection with the negotiation of the business combination and arranging meetings with existing and potential shareholders to discuss the potential business combination. EarlyBirdCapital did not provide an opinion, report, or appraisal relating to the business combination to CM Seven Star’s board of directors or executive team.

11.	We note your disclosure on page 77 that a follow-up meeting between Sing Wang and EarlyBirdCapital took place to evaluate two competing targets to decide which one was more attractive. Please disclose the factors considered in determining which target was “more attractive.” Further, please clarify whether these two targets were in addition to Kaixin, or if Kaixin was one of the targets. Finally, please disclose when and how the registrant determined not to pursue these additional targets.

Katherine Bagley January 30, 2019 Page 6

Response: The disclosure on page 77 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

12.	Please expand the discussion of the merger consideration, including when the amount of consideration was decided on and whether and, if so, how it changed. See Item 14(b)(7) of Schedule 14A. For example, briefly describe the terms of the letter of intent and the definitive agreement negotiated by CM Seven Star and Kaixin.

Response: The disclosure on page 78 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

13.	We note your disclosure that various third party professional firms reported to your management the due diligence conducted on Kaixin Auto Group. Please revise to disclose the results of the due diligence reported by these third parties.

Response: The Company hired two consulting firms to assist it in connection with the review of Kaixin’s business. Deloitte was hired to conduct market research on the used car industry in China. Ernst & Young reviewed Kaixin’s financial statements and provided the Company with a summary of Kaixin’s financial results. The results of the review communicated to the Company’s management corroborated the relevant financial information presented to the Company, including revenues, adjusted EBITDA, earnings, taxes, assets and liabilities. Neither Deloitte nor Ernst & Young was asked to, and neither prepared, any report, opinion or appraisal relating to the consideration or the fairness of the consideration to be offered in the transaction. Because the research conducted by Deloitte and Ernst & Young served as background information about the industry and a summary of Kaixin’s financial statements, the Company does not believe that such information was material to the Board’s decision to enter into a definitive agreement with Kaixin, and would not significantly enhance a shareholder’s understanding of Kaixin.

CM Seven Star’s Board’s Reasons for the Approval of the Business Combination, page 79

14.	Please discuss what negative factors, if any, the board took into consideration while assessing the Business Combination with Kaixin.

Response: The disclosure on page 80 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

15.	We note your disclosure on page 80 that during several meetings of your executive team and in on-going consultation with the board of directors, a substantial amount of time was spent evaluating and reviewing the transaction consideration of 33 million shares, or $330 million at a deemed price of $10.00 per share. You also disclose that if Kaixin management realizes certain projected financial performance targets of revenues and EBITDA, then it would receive up to 19.5 million additional shares. With a view to understanding how the board determined this consideration was fair, please amend your filing to explain how the board determined to recommend this consideration, including how the amount of consideration and additional shares were calculated. Please also disclose the “certain projected financial performance targets” that will result in Kaixin management receiving additional shares.

Katherine Bagley January 30, 2019 Page 7

Response: The disclosure on page 80 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

16.	You disclose that your board and advisors determined that the best methodology for evaluating the consideration being paid to Kaixin would be to use the market comparable method, specifically comparing historical or projected implied enterprise valuation, as multiples of EBITDA and revenues, for publicly listed used automobile related businesses that you viewed as similar in scope to Kaixin in November 2018. Please revise your disclosure to describe these methodologies in greater detail by providing qualitative and quantitative disclosure about each methodology, including the data relied upon, any applicable assumptions, and the results arrived at for each methodology. Please also disclose the comparable companies considered.

Response: The disclosure on page 80 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 132

17.	It appears this is the only pro forma financial information provided in your filing. In an appropriate location in your filing, please provide the disclosures required by Item 14(b)(10) of Schedule 14A. To the extent that any of these disclosures would differ materially if you assume no redemption by CM Seven’s stockholders versus if you assume maximum redemption by CM Seven’s stockholders, please present that information assuming both the no redemption and maximum redemption scenarios.

Response: The Company has added a new section titled “Comparative Per Share Information” beginning on page 17 of the Amended Proxy Statement.

18.	The pro forma statements of combined income should ordinarily be presented assuming the transaction was consummated at the beginning of the most recent fiscal year presented. Please revise your disclosure on page 132 in the third paragraph under the heading “Introduction” to state that the unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2018 gives effect to the business combination if it had occurred on January 1, 2017.

Response: The disclosure on page 132 of the Amended Proxy Statement has been revised to state that the unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2018 gives effect to the business combination as if it had occurred on January 1, 2017.

Katherine Bagley January 30, 2019 Page 8

19.	Please revise your pro forma condensed combined statements of operations to comply with Instruction 1 to Rule 11-02(b) of Regulation S-X.

Response: The disclosure on pages 136-137 of the Amended Proxy Statement has been revised to remove the discontinued operations to comply with Instruction 1 to Rule 11-02(b) of Regulation S-X.

20.	Please tell us what consideration you have given to providing risk factor disclosure regarding the risks and challenges you may face as a result of the recent negative publicity involving certain senior officers of iResearch and a related Chinese government investigation. In this regard, we note that you have cited to industry data from iResearch throughout your registration statement.

Response: The disclosure on page 38 of the Amended Proxy Statement has been revised to add related risk factor disclosure.

History and Corporate Structure of Kaixin Auto Group, page 140

21.	Please disclose, if true, that you will be unable to continue to consolidate your VIEs’ financial results with your financial results, if your VIE and shareholders fail to perform their obligations under the contractual agreements that give you effective control, and if you are unable to maintain effective control. In this regard, we note your disclosure that “any failure by Kaixin to maintain effective control over Shanghai Jieying and Qianxiang Changda, would have a material adverse effect on Kaixin’s business.”

Response: The disclosure on page 141 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

Integration of Kaixin’s Dealerships, page 196

22.	Please tell us what consideration you have given to providing risk factor disclosure discussing the potential risks of dilution investors will face as a result of the “significant payments of [y]our ordinary shares to the minority owners of Kaixin’s Dealerships.” In this regard, we note that you have provided only a brief statement on page 21 regarding the potential dilution investors may face as a result of these payments.

Response: Because Renren is obligated to assume these payments pursuant to the terms of the Business Combination and to indemnify the Company in the event that the Company is required to assume any further such payment obligations, the Company does not believe that further disclosure is necessary. Please refer to related disclosures on pages 21 and 244 of the Amended Proxy Statement.

Katherine Bagley January 30, 2019 Page 9

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Kaixin Auto Group

Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

Gross Profit, page 205

23.	It appears that all of your gross profit in 2017 relates to your automobile sales business while your financing business generated negative gross profit that partially offsets the gross profit of your automobile sales business. Please revise your analysis of the change in gross profit to more clearly disclose this to your investors and clarify, if true, that the decline in gross profit related to your financing business was primarily due to the increase in your provision for financing receivable. Additionally, as the trends and profitability of your automobile sales and financing businesses vary greatly, please ensure your analysis of results in future periods provides an adequate explanation of the substantive reasons regarding any material change in gross profit separately for each of these businesses.

Response: The disclosure on pages 203, 205 and 206 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment. Kaixin has advised the Company that it will ensure future disclosures will separately disclose the material impact of Kaixin’s automobile sales and financing businesses on its gross profit.

Provision for Financing Receivable, page 205

24.	It is unclear from your disclosure what regulatory pressures are impacting the recoverability of your financing receivables and thus causing the significant increase in the provision. To assist us in better understanding this matter, please respond to the following:

●	Please expand your discussion here or in another appropriate location within MD&A to provide investors with an overview of the regulatory pressures impacting the peer-to-peer financing environment in China and a better explanation of why these pressures cause an increase in your provision for financing receivable.

Response: The disclosure on page 203 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

●	Also provide your investors with management’s insight into whether you expect these pressures to continue to negatively impact the recoverability of your financing receivables.

Response: The disclosure on page 203 of the Amended Proxy Statement has bene revised in accordance with the Staff’s comment.

●	Please tell us the average term of your financing receivables during for each period presented in your historical financial statements. Also tell us whether your process for assessing collectability changed during any of the periods presented. If so, please tell us in detail how your process changed. If your process remained the same and the increase in the provision in fiscal 2017 and the interim period of 2018 was due to a decline in creditworthiness of your customers, please tell us in detail what factors contributed to the decline in creditworthiness of your customers.

Katherine Bagley January 30, 2019 Page 10

Response: Kaixin has advised the Company that the average term of financing receivables during 2016 and 2017 were 101 and 109 days, respectively. Kaixin did not engage in new financing activities in 2018. The process for assessing collectability did not change during the periods presented or in 2018. The peer-to-peer finance industry in China has experienced business failures, accusations of fraud and unfair dealing against companies in the industry, as well as related governmental policies limiting activities in the space and resulting in reduced consumer demand for, and affecting the economic viability of, related product and service offerings. This caused financial difficulties to certain of Kaixin’s customers and partners. In addition, since January 2018, Kaixin’s floor financing business ceased to extend financing to third parties, and instead focuses on internal financing to its Dealerships. Both of these factors resulted in a deterioration in the creditworthiness of Kaixin’s customers.

Internal Control Over Financial Reporting, page 213

25.	We note the disclosure on page 214 regarding Kaixin’s status as an emerging growth company, including that Kaixin will take advantage of the extended transition period for complying with new or revised accounting standards. This statement does not appear appropriate since Kaixin adopted ASC 606 on January 1, 2018, which is the timing of adoption for public companies, rather than taking advantage of the extended transition period and adopting ASC 606 for the annual reporting period beginning after December 15, 2018. Given that any decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable, please revise the disclosures concerning Kaixin on page 214 and elsewhere as necessary to indicate that it is not taking advantage of the extended transition period for complying with new or revised accounting standards. Furthermore, please revise CM Seven’s disclosures on page 12 to clarify that the post-merger entity will not be able to take advantage of the extended transition period for complying with new or revised accounting standards.

Response: The disclosure on page 214 of the Amended Proxy Statement has been revised to clarify that Kaixin has elected not to take advantage of the extended transition period for complying with new or revised accounting standards. Additionally, the disclosure on page 12 of the Amended Proxy Statement has been revised to reflect that post-transaction, the Company will not be able to take advantage of the extended transition period for complying with new or revised accounting standards since Kaixin has elected not to take advantage of the extended transition period.

Katherine Bagley January 30, 2019 Page 11

Critical Accounting Policies, Judgments and Estimates

Inventory, page 215

26.	Since inventory is a material asset, it appears you should provide a discussion of the uncertainties involved in valuing your inventory and the variability that is reasonably likely to result over time. Please revise your critical accounting policies to provide investors with insight into the process that management undertakes to determine if any reductions in inventory to net realizable value are required, including how you estimate selling prices less costs to complete, dispose and transport the vehicles, the extent to which previous estimates required significant revisions, and the types of factors that could lead to significant revisions to your estimates in the future. Given your limited history of automobile sales, please also disclose the average period of time that a car is held as inventory to provide your investors with additional insight into the variability that may result from valuing your vehicle inventory.

Response: The disclosure on page 215 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

Considering the relative short-term history of Kaixin’s used car trading business, there are no previous estimates required or significant revisions noted.

Certain Transactions, page 237

27.	Where you discuss certain private placements related to CM Seven Star and Kaixin Auto Group, please provide the exemption from registration under the Securities Act upon which each party relied in issuing the private placement securities.

Response: The disclosure on page 239 of the Amended Proxy Statement has been revised to include the relevant exemptions in accordance with the Staff’s comment.

Transitional Services Agreement, page 242

28.	Please expand your disclosure to discuss the estimated direct and indirect costs that you will be paid under the transitional services agreement, if material.

Response: Kaixin and Renren have advised the Company that, based on the anticipated corporate function structure following the consummation of the business combination, they do not expect that the costs to be paid under the transitional services agreement will be material to the Company.

Note 2. Summary of Significant Accounting Policies

Used car financing, page F-24

29.	You indicate elsewhere in your filing that you structure your loans to used car dealers on a sale-and-leaseback basis, but you do not describe your accounting for these sale-leaseback transactions under ASC 840 within your financial statements. For example, see your disclosures on pages 152 and 179. Please revise your disclosures throughout your filing to provide a consistent description of these transactions to your readers and to provide the required footnote disclosures if applicable. If these transactions do not qualify as sales and leasebacks for accounting purposes, please either remove the references outside your financial statements to used car dealers selling used cars to you and subsequently leasing them back from you or revise those disclosures to clearly convey that the sale of cars to you is not substantive and is not considered a sale for accounting purposes.

Katherine Bagley January 30, 2019 Page 12

Response: The disclosure on pages 31 and 199 of the Amended Proxy Statement has been revised to clarify that Kaixin’s historical loans to used car dealers were not made on a sale-and-leaseback basis for accounting purposes.

Other revenues, page F-24

30.	We note that your other revenues are mainly generated from agency fees in connection with arrangements with third party dealers where you facilitate sales of their cars. Please describe to us in reasonable detail these transactions that result in revenue from agency fees and tell us where these transactions are described to your readers in this filing. It is unclear from your current disclosures whether these agency fees result from your ancillary agreements with dealerships described on page 163, your arrangements with other in-network dealers described on page 164, or other arrangements; please clarify this matter.

Response: The disclosure on pages 151 and 164 of the Amended Proxy Statement has been revised to clarify that, in the past, Kaixin had entered into other consignment sale arrangements from time to time. Pursuant to such arrangements, Kaixin marketed and sold used car inventory on behalf of another used car dealer and collected a percentage of the sale as an agency fee, which is recognized on a net basis. Such arrangements were not formalized as an operational program and differed from the Kaixin Affiliated Network Dealer program in that under the ordinary consignment arrangements, Kaixin did not provide funding for the acquisition of automobile inventory, as it may do under the Kaixin Affiliated Network Dealer program.

Revenue generated pursuant to the Kaixin Affiliated Network Dealer program is also recognized on a net basis, also constituting an agency fee. Revenue generated pursuant to the arrangements described under “Kaixin’s Business—Legal Arrangements with Dealerships and After-Sales Partners—Ancillary Agreements with Dealerships” are recognized by Kaixin on a gross basis and accordingly do not constitute agency fees.

31.	Your discussion of other revenues on page 199 appears to indicate that your agency fees relate to used car sales pursuant to profit-sharing terms in your arrangements with Kaixin Affiliated Network Dealers. We have the following comments:

●	Please describe to us in greater detail the profit-sharing arrangements with Kaixin Affiliated Network Dealers and how you account for them under ASC 605. To assist us in understanding your response, please provide us with illustrative journal entries for a representative transaction from start to finish.

Katherine Bagley January 30, 2019 Page 13

Response: The disclosure on page 151 of the Amended Proxy Statement has been revised to reflect that, according to Kaixin, Kaixin only started using its Kaixin Affiliated Network Dealers model in 2018. Because Kaixin adopted ASC 606 as of January 1, 2018, no accounting analysis was performed under ASC 605. Under its Affiliated Network Dealers model, Kaixin believes it acts as an agent in facilitating the Affiliated Network Dealers’ sales transactions, and, as such, Kaixin records the sales on a net basis, with no inventory reflected on its consolidated financial statements. Please refer to the response to the third bullet point below for the detailed analysis performed by Kaixin around revenue recognition under ASC 606, as well as illustrative journal entries for a representative transaction from start to finish.

●	We note your disclosure on page 163 that under your agreements with Shanghai Jieying, when you source an automobile pursuant to the Used Vehicle Purchase Agreement, the legal title of the vehicle is transferred to a Jieying Executive and the registration of the car is made in the name of one of the Dealership employees. Please tell us whether these transactions with Shanghai Jieying result in the agency fees that you classify as other revenues or whether you classify the revenue from these transactions with Shanghai Jieying as automobile sales revenue. Please provide us with your analysis of the appropriate accounting under ASC 605 for these transactions with Shanghai Jieying, including but not limited to whether it is appropriate to record revenue for the sale of these used vehicles on a gross basis given that you do not appear to hold the legal title or registration of the used vehicle prior to its sale.

Response: The disclosure on page 163 of the Amended Proxy Statement has been revised to reflect that, according to Kaixin, the ancillary agreements disclosed on page 163 were only entered into in 2018 and resulted in revenue recorded as automobile sales revenues. Prior to 2018, Kaixin did not have agreements with Shanghai Jieying in place. As such, Kaixin has provided the analysis below based on ASC 470 and ASC 606.

As a result of these ancillary agreements, Kaixin concluded that cars purchased should be reflected on its consolidated balance sheet as inventory even though the title and registration are not under the name of Shanghai Jieying. Kaixin also concluded that the related sales should be recorded as automobile sales revenue on a gross basis. In arriving to that conclusion, the Kaixin considered the following facts:

1.	The ancillary agreements have been entered into purely for tax efficiency purposes.

Katherine Bagley January 30, 2019 Page 14

2.	No cash is transferred between Shanghai Jieying, the Jieying Executive or the Dealership employee. More specifically, any car purchased by the Jieying Executive is paid by Shanghai Jieying and any proceeds from the sales of the used car are directly remitted to Shanghai Jieying.

3.	Per the loan agreement and service agreement described on page 163 of the Amended Proxy Statement, the Jieying Executive is not legally able to sell any used cars purchased on behalf of Shanghai Jieying without Shanghai Jieying’s approval. Specifically, through the loan and service agreement, Shanghai Jieying has an ultimate interest in the car. If the Jieying Executive were to sell the car without consent from Shanghai Jieying, Shanghai Jieying can legally require the Jieying Executive to return any proceeds from that sale to Shanghai Jieying.

4.	From the initial purchase of the used car to the ultimate sale, Kaixin’s dealerships bear the risk of loss. That is, Shanghai Jieying legally bears the risk of loss for any damage of the cars purchased and Shanghai Jieying bears any subsequent loss on sales. Said differently, neither the Jieying Executive nor the Dealership employee bears any risk of loss during those transactions.

Based on the agreements’ terms, Shanghai Jieying provides a loan to the Jieying Executive to allow the Jieying Executive to purchase the used cars. The Jieying Executive irrevocably and fully authorizes Shanghai Jieying to purchase and subsequently sell the used car to third party customers. The proceeds received from the sale of used cars are collected by Shanghai Jieying directly as repayment of the loan. Any cash collected from the subsequent sale of the used car that is in excess of the initial purchase price of the used car is considered a service fee paid by the Jieying Executive to Shanghai Jieying for rendering the above services. Said differently, the Jieying Executive is not able to keep any profits generated from the subsequent sale of the used car. Additionally, according to Kaixin, if the used car is sold at a loss or not sold at all, the Jieying Executive would not bear any risk of loss.

Kaixin has advised the Company that it considered the facts described above and concluded that the used cars purchased fall within the scope of Accounting Standard Codification (“ASC”) 470-40 – Debt Product Financing Arrangements. In making this determination, Kaixin considered the following scope guidance:

The guidance in this Subtopic applies to product financing arrangements for products that have been purchased by another entity on behalf of the sponsor and have both of the following characteristics:

a. The financing arrangement requires the sponsor to purchase the product, a substantially identical product, or processed goods of which the product is a component at specified prices. The specified prices are not subject to change except for fluctuations due to finance and holding costs. This characteristic of predetermined prices also is present if any of the following circumstances exist:

Katherine Bagley January 30, 2019 Page 15

1. The specified prices in the financing arrangement are in the form of resale price guarantees under which the sponsor agrees to make up any difference between the specified price and the resale price for products sold to third parties.

2. The sponsor is not required to purchase the product but has an option to purchase the product, the economic effect of which compels the sponsor to purchase the product; for example, an option arrangement that provides for a significant penalty if the sponsor does not exercise the option to purchase.

3. The sponsor is not required by the agreement to purchase the product but the other entity has an option whereby it can require the sponsor to purchase the product.

b. The payments that the other entity will receive on the transaction are established by the financing arrangement, and the amounts to be paid by the sponsor will be adjusted, as necessary, to cover substantially all fluctuations in costs incurred by the other entity in purchasing and holding the product (including interest). This characteristic ordinarily is not present in purchase commitments or contractor-subcontractor relationships.

Kaixin believes that the criteria discussed in ASC 470-40-15-2.a.1 is met, as Shanghai Jieying guarantees that if the car is subsequently sold at a price lower than the purchase price, Shanghai Jieying ultimately bears the loss (i.e., makes up the difference in prices). Kaixin further believes that ASC 470-40-15-2.b is also met, as the consideration to be received by the Jieying Executive is zero. Specifically, the cost of the used car purchased and the subsequent sale is borne by Shanghai Jieying. Shanghai Jieying and its consolidated dealerships operate the used car purchases and sales, bear the costs and expenses, and are ultimately responsible for any potential loss resulting from the transaction. As such, the amounts to be paid by Shanghai Jieying can be adjusted to cover substantially all fluctuations in costs incurred by the Jieying Executive in purchasing and holding the product.

In addition to the above, Kaixin also considered ASC 470-40-25-1 through 25-2, which states that for arrangements in scope of ASC 470-40, the sponsor is in substance the owner of the products shall therefore report the product as an asset and the related obligation as a liability. Kaixin believes that Shanghai Jieying is deemed to have the role of the sponsor and accordingly, Kaixin believes it is reasonable to apply ASC 470-40 to those transactions.

Katherine Bagley January 30, 2019 Page 16

Based on the agreements, the Jieying Executive is the legal owner of the car and the dealership employee is able to register the car under its name. However, neither the Jieying Executive nor the dealership employee bear any risk of loss or have any future economic benefit. Neither party ever places their funds at risk and any potential losses resulting from the purchase and sale of the car are borne by Shanghai Jieying. Similarly, neither party is able to benefit from the expected increase in the price of the car resulting from completion of sale to a third-party customer; all of the future economic benefit is remitted directly to Shanghai Jieying. Additionally, when looking at the transaction from a control perspective, Shanghai Jieying effectively controls the entire process starting from the purchase of the car, which includes who the car is purchased from as well as the purchase price, and ultimately the sale of the car to a third-party. In addition, Shanghai Jieying has sole directive as to which Jieying Executive will enter into the Loan and Service Agreement with Shanghai Jieying and to which dealership employee it will assign the registration of the car. Furthermore, should either the Jieying Executive or the dealership employee terminate employment, it is within Shanghai Jieying’s sole power to redirect the Loan and Service Agreement and title and registration of the car. Further, neither the Jieying Executive nor the dealership employee are able to retain any profit of the above, as any cash collected that is greater than the purchase price initially paid will be remitted to Shanghai Jieying as part of a service fee. Based on the above, Kaixin believes it is reasonable to treat the Jieying Executive and dealership employee as mere agents of Kaixin, and for Kaixin to record cars purchased as inventory at the time the Jieying Executive purchases the used car on behalf of Shanghai Jieying. No related liability is recorded given Jieying has no obligation to purchase the used car from Jieying Executive.

To determine the appropriate revenue presentation for Kaixin on its consolidated statements of operations, Kaixin evaluated the indicators of control included ASC 606-10-55-39. Kaixin has further provided its analysis and considerations below:

55-39A: The entity is primarily responsible for fulfilling the promise to provide the specified good or service.

Analysis:

As discussed in the preceding paragraphs, even though the Jieying Executive is the legal owner of the car, the Jieying Executive fully and irrevocably authorizes Shanghai Jieying to (1) identify used car inventory to purchase (2) once purchased, direct the location to which the cars should be held and advertised, and (3) transfer the car inventory to different locations in order to fulfill needs as Shanghai Jieying deems fit. Without Shanghai Jieying’s primary action of identifying and facilitating the legal acquisition of cars to be made available for purchase, no other steps in the transactions would take place.

Kaixin also considered that the customer interacts directly with the dealership and, from the customer’s perspective, is acquiring the car from the dealership. Often, the entity that is most visible to the customer is the entity that has primary responsibility for fulfilling the promise to provide the good. Although the customer initially interacts with the dealership to arrange purchase of the car, Shanghai Jieying is primarily responsible for fulfilling the obligation to provide cars for purchase by the customers. While the customer might believe the dealership is primarily responsible, ultimately the dealership can only act in a manner that is consistent with the directive of Shanghai Jieying. Additionally, without Shanghai Jieying’s performance of the primary responsibility to make cars available for purchase, the remainder of the transaction is not possible. Due to these factors, Kaixin believes that Shanghai Jieying is primarily responsible for fulfilling the promise to provide the specified goods. The Jieying Executive, who owns legal title to the car, has no responsibilities other than to be the legal owner of the car for tax efficiency purposes.

Katherine Bagley January 30, 2019 Page 17

55-39B:

The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer (for example, if the customer has a right of return).

Analysis:

Prior to the sale, Shanghai Jieying has inventory risk. Specifically, any risk of loss due to (1) subsequent sales at a price lower than the initial purchase price or (2) physical risk associated with the used car being displayed in Shanghai Jieying’s Dealership prior to the sale are borne by Kaixin’s dealership. Additionally, Kaixin currently does not offer any right of return or any warranties. Kaixin has also confirmed that Shanghai Jieying will bear the inventory risk if the used cars are not sold, and is also responsible for settling any legal action pursued by the customers when there exists disagreement on the condition of the used cars sold.

As of June 30, 2018, there have not been any instances where a customer has pursued legal action against Shanghai Jieying. Further, in May 2018, Shanghai Jieying purchased a 12-month property insurance covering the underlying used car inventory to prevent itself from incurring loss from incidents such as theft, robbery and natural disasters.

55-39C: The entity has discretion in establishing the price for the specified good or service.

Analysis:

As discussed in the preceding paragraphs, even though the Jieying Executive is the legal owner of the car, the Jieying Executive fully and irrevocably authorizes Shanghai Jieying to (1) decide who to purchase the car from, (2) negotiate the purchase price, (3) facilitate completion of the purchase, (4) determine the sales price upon disposition, and (5) collect any sales proceeds directly from the subsequent sales of the used car. Shanghai Jieying has sole discretion in these various roles, and the Jieying Executive has no ability to block, interfere, or otherwise influence the decisions made by Shanghai Jieying. As such, Shanghai Jieying has full discretion in establishing the price for the cars.

Based on the preceding analysis, Kaixin concluded that it is the principal in the transaction and has presented the revenue related to those arrangements on a gross basis under ASC 606.

●	Please tell us whether arrangements with Kaixin Affiliated Network Dealers result in the legal title and registration of the related used vehicles being held by you or whether these arrangements also result in the legal title and registration held in the name of an individual such as one of your executives, one of your employees, or an individual associated with the relevant Affiliated Network Dealer. Also tell us how the party that holds the legal title and registration for these vehicles impacted your analysis of whether revenue resulting from these arrangements with Kaixin Affiliated Network Dealers should be recognized on a gross or net basis under ASC 605.

Katherine Bagley January 30, 2019 Page 18

Response: The disclosure on page 151 of the Amended Proxy Statement has been revised to reflect that, according to Kaixin, it developed its Affiliated Network Dealer model in 2018 and the related transactions result in revenue recorded as other revenues in its consolidated statements of operations on a net basis. Prior to 2018, Kaixin did not use this model. As such, Kaixin has provided the analysis below based on ASC 606.

In 2018, Kaixin developed an Affiliated Network Dealer model whereby Shanghai Jieying, through its local used car dealerships, would work with local, small-scale auto dealers or individuals to help them facilitate their purchases and sales of used cars. Under those agreements, Shanghai Jieying provides a number of services to the Affiliated Network Dealers, including car inspection, providing physical locations to store and display a car, as well as capital in the form of loans granted to the Affiliated Network Dealers to procure the used cars.

Affiliated Network Dealers initially entered into arrangements with Shanghai Jieying to facilitate their purchases and sales of used cars. At the contract inception, each Affiliated Network Dealer must provide Kaixin with an initial deposit amounting to approximately US$75,000, which is kept by Kaixin during the term of the agreement. Additionally, Kaixin provides an advance to the Affiliated Network Dealer in order for the Affiliated Network Dealer to purchase cars. The size of the advance varies and is subject to Kaixin’s discretion, but can equal up to 9 times the amount of the initial deposit kept by Kaixin. Such advance can only be used by the Affiliated Network Dealer to purchase cars. The advance is wired directly to the Affiliated Network Dealer’s bank account and is used by the Affiliated Network Dealer to finance the purchase of the car, which is performed by the Affiliated Network Dealer according to the general requirements predetermined by Shanghai Jieying. Those requirements include, among others, the brand of the car, its quality, and initial purchase price range. Once a car is purchased, the Affiliated Network Dealer facilitates the transfer of the legal title of the underlying car from the original owner to the designated executive of Shanghai Jieying, who in turn allows one of Kaixin's dealership employee to register the car under its name. Such transfer allows Shanghai Jieying's designated executive to obtain the legal title of the car and use that as a collateral for the funds initially advanced by Shanghai Jieying to the Affiliated Network Dealer to purchase the initial car. Additionally, the legal title is held by one of Shanghai Jieying’s executive and the registration by one of Kaixin's dealership (as opposed to Shanghai Jieying itself) mainly for tax efficiency purposes. Kaixin notes that the legal title of all the cars are held by the same executive at Shanghai Jieying and that each dealership has a specific employee who holds the registration of the car on behalf of the dealership. The car is then stored and displayed in the showroom of Shanghai Jieying’s Dealership Outlets. Shanghai Jieying is responsible for the daily safeguarding of the car as long as the cars remain unsold. The Affiliated Network Dealer is required to promote and facilitate the completion of the car sales within 45 calendar days from the original procurement. Specifically, the Affiliated Network Dealer is responsible for identifying and recruiting potential buyers, negotiating the price of the car and ultimately agreeing to the final sale price once a buyer is committed to buy the car. While the sales price is determined by the Affiliated Network Dealer, the Affiliated Network Dealer must meet a pre-agreed monthly profit ratio specified in the agreement. If the ratio is not met, Shanghai Jieying is entitled to deduct the amount below the target profit ratio from the initial cash deposit that is placed by the Affiliated Network Dealer at the inception of the arrangement.

Katherine Bagley January 30, 2019 Page 19

In addition, pursuant to the profit sharing agreement entered into by Kaixin and the Affiliated Network Dealer, once the car is sold, the Affiliated Network Dealer is responsible for relevant after-sales services to end customers, in the event the car has major quality deficiencies. Pursuant to the profit sharing agreement, the Affiliated Network Dealer is entitled to receive 20% of the net profits from car sales, while Shanghai Jieying will retain 80% of the net profits. Kaixin further notes that neither itself nor the Affiliated Network Dealer provides any financing to the third party customer who purchases the car.

In instances when the car is not sold within 45 days, the Affiliated Network Dealer is required to buy back the underlying car from Shanghai Jieying at a price not lower than its original purchase price. Such buy back must happen within two days after the initial 45-day period expires. Once Shanghai Jieying receives the full payment, the legal title and registration of the car are transferred back to the Affiliated Network Dealer. If the Affiliated Network Dealer fails to make full payment at the end of the 45 days, Shanghai Jieying is entitled to a daily penalty calculated as a percentage of the purchase price, which is deducted from the deposit initially placed by the Affiliated Network Dealer at the inception of the arrangement. Further, Shanghai Jieying has the right to dispose of or sell the car if the payment is overdue by 60 days. For any sale that is below the initial purchase price, the Affiliated Network Dealer is obligated to bear the loss and pay Shanghai Jieying the difference between the selling price and the initial purchase price.

Based on those arrangements, Kaixin concluded that the Affiliated Network Dealer controls the car from the time it purchased it until it is ultimately sold to a third party customer. While the car is physically located at Shanghai Jieying's dealership and the legal title and registration of such car is held by an executive and an employee on behalf of Shanghai Jieying, Kaixin believes that the Affiliated Network Dealer controls the car during that time as it is responsible for the initial purchase of the car, the marketing, the identification of an appropriate customer and ultimately the after sale services. Effectively, Shanghai Jieying is merely providing financing as well as leasing services for the Affiliated Network Dealer to display its car until the sale takes place.

Additionally, Kaixin has considered the indicators included in ASC 606-10-55-39 and concluded that the Affiliated Network Dealer is considered the party primarily responsible for fulfilling the promise to deliver the car to the end customer. Specifically, the Affiliated Network Dealer is the primary obligor in the arrangement, establishes the price of the sale and takes the majority of the inventory risks. Shanghai Jieying only provides a number of services in order to facilitate the car sales, which mostly includes the financing prior to the car purchase as well as providing a physical location to store and display the car. Kaixin has further provided its analysis of each of the indicators in ASC 606-10-55-39 below:

Katherine Bagley January 30, 2019 Page 20

55-39A: The entity is primarily responsible for fulfilling the promise to provide the specified good or service.

Analysis:

The Affiliated Network Dealer is responsible for fulfilling the promise to deliver the car to the end customer, while Shanghai Jieying provides a number of services to the Affiliated Network Dealer in order to facilitate the sale. Specifically, the Affiliated Network Dealer is responsible for the initial purchase of the car, the promotion of the car and is responsible for identifying potential buyers for the car while it is displayed in Kaixin’s showroom. The Affiliated Network Dealer further negotiates and approves the final pricing once a customer is identified and is responsible for all after sales services to the end customer, including repair, maintenance and potential return. Shanghai Jieying only provides services to the Affiliated Network Dealer, which includes financing for the initial purchase, car inspection and providing physical locations to store and display the car, until the earlier of when the car is sold or within 45 days of purchase.

As it relates to the legal title and registration of the car under the names of Shanghai Jieying executive and the designated employee of the dealership, such transfers are performed merely for tax efficiency purposes and serves as a collateral for the funds initially advanced by Shanghai Jieying to the Affiliated Network Dealer. Such transfer allows Kaixin to have a collateral in the event the Affiliated Network Dealer is unable repay their initial deposit provided by Kaixin to purchase the car. Such transfer does not result in Kaixin’s dealership being the primary party responsible for the purchase, sale and after sale services of the car.

Based on the above, Kaixin believes the Affiliated Network Dealer is deemed to have primary responsibility in delivering the cars to end customers.

55-39B:

The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer (for example, if the customer has a right of return).

Analysis:

While Shanghai Jieying, through its executive and dealership employee, physically take legal title and registration of the car for a period of time during the arrangement, Shanghai Jieying never has substantive inventory risk related to the product, given the Affiliated Network Dealer is required to repurchase any unsold inventory after 45 days at a price not lower than the original purchase price of the car. As such, the only inventory risk Shanghai Jieying has is when the cars are displayed in their Kaixin dealerships for which they have taken relevant insurance.

Additionally, Kaixin reserves the right to dispose of or sell the car if the payment from the Affiliated Network Dealer is overdue by 60 days or more, and the Affiliated Network Dealer is obligated to bear the loss if the subsequent sales price is below the original cost of the car. Affiliated Network Dealers must further meet the monthly gross profit ratio specified in the agreement and if such ratio is not met, Kaixin is entitled to deduct the amount below the target gross margin from the cash deposits placed by the Affiliated Network Dealer at the inception of the arrangement. This effectively protects Kaixin from any decrease in the selling price of the car. Kaixin believes that the above provides a strong indicator that the Affiliated Network Dealer has the majority of the risk of loss in the arrangement.

55-39C: The entity has discretion in establishing the price for the specified good or service.

Analysis:

As stipulated in the profit sharing agreement between Shanghai Jieying and the Affiliated Network Dealer, the pricing authority is with the Affiliated Network Dealer. Any negotiations from the listed price have to be approved by the Affiliated Network Dealer. However, the sales price must meet a pre-agreed gross profit target pre-determined by Shanghai Jieying. The requirement to meet the minimum gross profit ratio is in place merely to protect Shanghai Jieying against any loss on the future sales of the car. This does not change the Affiliated Network Dealer ability to determine the pricing of the car.

As such, Kaixin concludes that the Affiliated Network Dealer has the majority of the discretion with respect to pricing related to the cars operated within the Affiliated Network Dealers program.

Katherine Bagley January 30, 2019 Page 21

Based on the above analysis, Kaixin concluded that the Affiliated Network Dealer is considered the principal obligor in the transaction.

An example of accounting for a representative transaction under the Affiliated Network Dealer model is presented below:

Kaixin enters into a profit-sharing agreement with one affiliated network dealer Y (“Y”). Y provides Kaixin with an initial deposit of $75,000. As discussed above, this deposit is kept by Kaixin during the duration of the agreement. Kaixin subsequently advances $60,000 to Y to purchase a car during 20X1. With the advance payment from Kaixin, Y purchases 1 car for a total cost of $60,000 and displays it in the showroom of Kaixin’s dealership outlet. One week later, the car is sold by Y for a total gross sales proceeds of $72,000, resulting in a total profit of $12,000. Based on the profit-sharing agreement, 80% of net profit, or $9,600, is retained by Kaixin. The remaining $2,400 is due to the affiliate network dealer.

Katherine Bagley January 30, 2019 Page 22

The following journal entry is recorded by Kaixin when it receives the $75,000 deposit from the affiliated network dealer Y.

Account	Amount
Dr. Cash	$75,000
Cr. Deposit Payable to Affiliated Network Dealer Y	$75,000

Once a car is identified, the following journal entry is recorded by Kaixin in order to provide the advance to the Affiliated Network Dealer to purchase the car:

Account	Amount
Dr. Receivable from Affiliated Network Dealer Y	$60,000
Cr. Cash	$60,000

Note: The above journal entry illustrates an advance of $60,000 only. However, as noted above, the advance provided by Kaixin can amount to up to 9 times the initial deposit received by Kaixin and is subject to Kaixin’s discretion.

With the advance from Kaixin, network dealer Y purchases 1 car for a total of $60,000. The car is then moved to Kaixin’s showroom for display.

When the car is sold for a total of $72,000, $60,000 sales proceeds will be used to pay back the advance funds provided by Kaixin. The remaining $12,000 of sales proceeds represents the profit on the sale. 80% of net profit is recognized as other revenue by Kaixin. The remaining 20% of the profit is recorded as payable to network dealer Y and is further settled in a subsequent transaction.

Katherine Bagley January 30, 2019 Page 23

The following journal entry is recorded:

Account	Amount
Dr. Cash in bank	$72,000
Cr. Receivable from Affiliated Network Dealer Y	$60,000
Cr. Other revenue	$9,600
Cr: Payable to Affiliated Network Dealer Y	$2,400

Note 5. Business Acquisition, page F-33

32.	Please tell us in reasonable detail the business reason(s) for purchasing the car inventory separately from the majority equity ownership in the newly formed entities, and why you believe it is appropriate to account for the purchase of cars and acquisition of the new entity as a single transaction if it was not legally structured as such. Please revise your footnote to briefly disclose these matters to your readers. Please make conforming changes to your interim financial statement disclosure, as necessary, for the acquisition of Shanxi and the after-sales service centers you disclose on pages F-70 and F-71.

Response: As disclosed on page F-33 of the Amended Proxy Statement, Kaixin has advised the Company that the purchase of cars and acquisition of the new entity were accounted for as a single transaction. For all acquisitions, Kaixin negotiated the purchase of the car inventory and the equity purchase together. Kaixin purchased 100% of the car inventories from the existing dealers through its variable interest entity, Shanghai Jieying Automobile Sales Co., Ltd (“Shanghai Jieying”). Shortly after the car purchase, Shanghai Jieying and the shareholder of the existing car dealership (the “Seller”) enter into an equity purchase agreement which requires the Seller to transfer the majority interest of the dealership. The Seller agreed to set up a new entity to which it transfers the remaining eligible assets of the dealerships, employees, and business contracts owned and leased by the existing dealership. In return, Shanghai Jieying agrees to subscribe for 70% of the equity interest in this new entity. Accordingly, when Shanghai Jieying acquires 70% of the equity interest in the newly established entity, no car inventory resides in such new entity. As a result, the car inventory would not impact the valuation of the noncontrolling interest of the entities acquired by Kaixin. The reason that the transactions were structured in various steps was to avoid potential exposures or liabilities associated with the original used car dealerships.

During the due diligence process, Shanghai Jieying became aware of potential unrecorded obligations of the original used car dealership’s operations. Accordingly, if Kaixin, via Shanghai Jieying, had acquired the existing used car dealership entities directly, it would have been subject to certain tax-related exposures, as well as employee historical employment obligations. Furthermore, the used car dealerships and after-sales service centers did not historically maintain reliable accounting records. To avoid potential exposures or liabilities associated with the acquired entities, Kaixin chose to establish a new entity to operate each of its Dealerships and similarly chose to acquire the used car inventory directly.

Katherine Bagley January 30, 2019 Page 24

Because Kaixin acquired the newly formed entities, Kaixin believes that the risk that it will be subject to the exposures and liabilities of the seller entities is not material, and therefore a related risk factor has not been included. Kaixin has revised pages F-33 and F-71 of the Amended Proxy Statement to briefly describe the above matters to its readers.

33.

We note your statement on page F-33 that the payment of the contingent consideration is contingent upon the successful offering of the Company (“offering transaction”) as disclosed in Note 22. It is unclear from your disclosures in Note 22 whether your acquisition by CM Seven qualifies as a successful offering of the Company under your contingent consideration agreements and triggers payment of contingent consideration. Please revise Note 22 to more clearly disclose, if true, that you will amend your agreements with dealership operators to confirm that the business combination with CM Seven qualifies as an initial public offering, following which Renren will assume all liability for settling the contingent obligations.

Response: The disclosure in Note 22 on page F-57 and on page F-92 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment. Kaixin further confirms that those agreements were entered into in January 2019 as described on page 20 of the Amended Proxy Statement.

34.	Please refer to the purchase price allocations seen on pages F-34 and F-35 for Chongqing and other used car dealer acquisitions. Please revise your disclosures to explain to your investors why the fair value disclosed for the acquired assets less the fair value disclosed for the non-controlling interest does not equal the purchase price.

Response: The disclosure on page F-35 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

35.	Please refer to your presentation on page F-35 of the results of operations attributable to the acquisitions included in your consolidated statement of operations since the acquisition date. If true, please revise the narrative immediately preceding this table to clearly disclose that you have not included the results of operations related to the sale of used vehicles purchased from these dealerships. If our understanding is correct, please provide us with your analysis of why legally structuring the acquisition of these used vehicles as a separate transaction results in excluding the revenue and expenses related to subsequently selling these vehicles from the disclosures required by ASC 805-10-50-2(h). Given your statement on page F-33 that the purchase of cars and acquisition of the new entity were accounted for as a single transaction, it appears you should attribute the sale of these vehicles to the acquired entities in order to show your investors in a meaningful way the impact of these acquisitions on your results of operations. Please also apply this comment to your interim financial statement disclosure on page F-72.

Response: The presentation on pages F-35 and F-72 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

36.	Please revise your disclosure at the bottom of page F-35 to better explain why providing the pro forma information required by ASC 805-10-50-2(h) is impracticable. In doing so, please better explain to your investors why the historical records of the used car dealerships are not available. Given that that the previous owners of the dealerships continue to own 30% of each new dealership business, continue to operate the dealerships, and have an ongoing relationship with you, we believe a reader would assume you have the ability to obtain this information.

Katherine Bagley January 30, 2019 Page 25

Response: Kaixin has informed the Company that the pro forma disclosures are impracticable because prior to the acquisitions, the dealerships did not have sound accounting systems to maintain reliable accounting records. Creating reliable accounting records would require an unreasonably significant amount of effort and resources to obtain in order to present the pro forma information required by ASC 805-10-50-2(h). The disclosure on pages F-35 and F-72 of the Amended Proxy Statement has been revised to incorporate such information. Post-acquisition, the newly established entities began to create and maintain reliable accounting records.

Note 21. Statutory Reserve and Restricted Net Assets, page F-56

37.	Your disclosure indicates that the PRC entities are restricted from transferring a portion of their net assets to the Company. Please provide Schedule I pursuant to Rules 5-04 and 12-04 of Regulation S-X or tell us why this Schedule is not required. We remind you that the Schedules required by Article 12 of Regulation S-X are required for predecessor entities.

Response: Kaixin has informed the Company that it has considered Rule 5-04 and 12-04 of Regulation S-X but does not believe that those are applicable at the time the Amended Proxy Statement is filed. While Kaixin acknowledges that Schedules required by Article 12 of Regulation S-X are required for predecessor entities, Kaixin believes that it is currently a target in a merger and thus, would not meet the definition of a predecessor until the acquisition is consummated.

Note 4. Business Acquisition, page F-70

38.	We note your disclosure at the bottom of page F-72 of the information required by ASC 805-10-50-2(h)(1). Please also disclose the information required by ASC 805-10-50- 2(h)(2) through (h)(4). If disclosure of this information is impracticable, please disclose that fact and clearly explain to your investors why the disclosure is impracticable.

Response: The disclosure on page F-72 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

General

39.	We note that earnout shares will be issued if certain gross revenue and adjusted EBITDA targets are reached. For example, we note your disclosure that if the Company’s adjusted EBITDA for the year ended December 31, 2019 is greater than or equal to RMB 150,000,000, the Seller is entitled to receive 3,900,000 ordinary shares of CM Seven Star, increasing proportionally to 7,800,000 ordinary shares if the Company’s adjusted EBITDA is greater than or equal to RMB 200,000,000. At your first reference, please define adjusted EBITDA or cross-reference to the Non-GAAP measure disclosure on page 15. Please also provide an example of how to calculate the shares to be issued in addition to the 3,900,000 shares, if the adjusted EBITDA target is reached for the year ended December 31, 2019.

Katherine Bagley January 30, 2019 Page 26

Response: The Amended Proxy Statement has been revised to include cross-references to the Non-GAAP financial measure disclosure on page 15 of the Amended Proxy Statement. In addition, disclosure has been added to pages 8] and 75 of the Amended Proxy Statement to provide an example of how to calculate the shares to be issued pursuant to the earnout provisions.

40.	Please tell us what exemption from registration you are relying on to issue shares as consideration.

Response: CM Seven Star is relying on Section 4(a)(2) of the Securities Act of 1933, as amended, as the issuance of shares as consideration will not involve a public offering; shares will only be issued to 1 stockholder.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner